FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 1, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated December 1, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: December 1, 2005	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
December 1st, 2005

MILLICOM LAUNCHES GSM SERVICES IN BOLIVIA

New York, Stockholm and Luxembourg – December 1, 2005 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC) today announces the launch of state-of-the-art GSM services in Bolivia under the Tigo brand, including GPRS, Edge, MMS and e-pin (electronic top-up).

Marc Beuls, President and Chief Executive Officer of Millicom said: “Our operation in Bolivia produced impressive revenue growth of some 30% for the nine months to September 2005 as compared to the same period in 2004. Our Central American cluster recorded even stronger growth over this period as it had the benefit of an earlier migration to GSM and the launch of our highly successful new brand, “Tigo”. With the launch of GSM and the Tigo brand in Bolivia, we anticipate a strong acceleration in subscriber growth and further strong revenue growth, in line with that experienced in Central America.”

Following this launch, all of Millicom’s 16 operations now operate GSM networks.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 391 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Andrew Best Investor Relations	Telephone: +44 20 7321 5022

Visit our web site at: www.millicom.com